Emerald Medical Applications Corp.
 7 Imber Street
Petach Tikva, 4951141 Israel

January 7, 2016

United States Securities and Exchange Commission
Washington, D.C. 20549
Mail Stop 3561

Re: Emerald Medical Applications Corp.
Amendment No. 2 to Registration Statement on Form S-1
Filed December 2, 2015
File No. 333-206105

Ladies and Gentlemen:

We are submitting this letter in response to the staff's comment letter dated December 21, 2015 addressed to Emerald Medical Applications Corp. (the "Registrant"). For the convenience of the staff, we have included each staff comment, numbered sequentially, followed by our response, also numbered sequentially.
General
Comment 1. We note your response to comment 1 that none of the shares currently registered were issued while you were a shell company. However, your disclosure under Item 15 appears to indicate that some of the selling shareholders received the shares being registered prior to July 14, 2015, when you ceased being a shell company, as stated in your response letter dated October 2, 2015. Please clarify and tell us whether any of the shares being registered were issued in a transaction specified in Rule 145(a) of the Securities Act of 1933. Please refer to SEC Release 33-8869 (2007).

Response 1. We have revised the disclosure throughout the registration statement related to the date that the Registrant ceased to be a shell company the date(s) of issuance of the shares of common stock, including shares underlying the Class B Warrants, being registered in Amendment No. 3 to the S-1. The revised disclosure is contained under the following captions:
(i) Prospectus Summary: In the new 4th paragraph under Prospectus Summary, we have included disclosure of the loans made by the Registrant to Emerald Medical Applications Ltd from early February through June 2015, which was both prior and subsequent to the execution of the Share Exchange Agreement on March 16, 2015. We have also disclosed that the Registrant's CFO was appointed as CFO of Emerald Medical Applications Ltd in February 2015. As a result, we have disclosed that by the end of May 2015, the Registrant was in effective control over the business and financial operations and decisions of Emerald and ceased to be a shell company by that time;
(ii) Selling Security Holders: We have disclosed that virtually all of the shares being registered, including shares underlying the Class B Warrants, were issued during the period from June through September, 2015, after the Registrant ceased to be a shell company. We have added a column to the "Selling Security Holders" table to include the dates of issuance of all shares being registered. Cross reference is also made to the table under "Market for Common Equity and Related Stockholder Matters" and the sub-caption "Sale of Unregistered Securities" which also contain the additional column "Dates of Issuance." The staff should note that the 173,500 shares previously being offered by SASN Ideas Ltd, as a selling shareholder, have been removed because these shares were issued on or about March 17, 2015, at which date the Registrant may have still been deemed to be a shell company. Please note that the removal of the SASN shares has been reflected throughout the prospectus.
(iii) Item 15. Recent Sales of Unregistered Securities: We have made similar disclosure revisions under Part II, Item 15, in the paragraph immediately preceding the 2nd table under this section as well as in the subject table.

Finally, none of the shares being registered were issued in transactions under Rule 145(a).

Comment 2. On page 22 you indicate that Oded Gilboa is your former CFO, but elsewhere in your filing, including the signature page, Mr. Gilboa is named as your current CFO. Please revise to ensure consistency throughout your filing.

Response 2. We have conformed the disclosure by the deletion of the word "former" when referring to Mr. Gilboa, who continues to serve as our CFO.

Emerald Medical Applications Corp.
January 7, 2016

Legal Proceedings, page 36

Comment 3. Please update this section to include the information in your Current Report on Form 8-K filed December 8, 2015. Please refer to Item 103 of Regulation S-K. Also, make similar revisions to the section titled "Recent Sales of Unregistered Securities."

Response 3. We have included updated disclosure under "Legal Proceedings" regarding the settlement and the fact that the settlement was reported in the Registrant's Form 8-K filed on December 8, 2015. We have also added the Item 3.02 from disclosure from the same 8-K under the subcaption "Sale of Unregistered Securities" in response to the second sentence of comment 3.

Exhibit 5

Comment 4. Please have counsel revise the legality opinion, stating, if true, that the shares underlying the Class B Warrants, when issued, will be validly issued, fully paid, and non-assessable. See Staff Legal Bulletin No. 19 (CF), Section II.B.1.f, which is available on our website.

Response 4. Counsel's legal opinion has been revised pursuant to this comment.

Respectfully submitted,

/s/: Lior Wayn
Lior Wayn, Chief Executive Officer